[redacted]

08004787

MICRO FOCUS

RECEIVED

2008 SEP -5 A 5:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 31, 2008

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

SUPPL

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package are:

1. Form 88(2) dated July 14, 2008 – "Return of Allotment of Shares"
2. Form 88(2) dated July 15, 2008 – "Return of Allotment of Shares"
3. Form 88(2) dated July 16, 2008 – "Return of Allotment of Shares"
4. Form 88(2) dated July 22, 2008 – "Return of Allotment of Shares"
5. Form 88(2) dated July 23, 2008 – "Return of Allotment of Shares"
6. Form 88(2) dated July 24, 2008 – "Return of Allotment of Shares"
7. Form 88(2) dated July 29, 2008 – "Return of Allotment of Shares"
8. Form of Proxy
9. Notice of Annual General Meeting

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Courtney L. Wood
Senior Corporate Counsel
Micro Focus
Phone: 301.838.5180
Fax: 301.838.5034
Email: Courtney.Wood@microfocus.com

PROCESSED
SEP 10 2008
THOMSON REUTERS

RECEIVED

[illegible] -5 A 5:[illegible]

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1575		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05524		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	1575
UK Postcode E C 3 N 4 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 5/8/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc	
The Lawn, 22-30 Old Bath Road	
Newbury, Berkshire, RG14 1QN	Tel 01635 565353
DX number	DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	15	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4100		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05522		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street,	ORDINARY	4100
London		
UK Postcode E C 3 N 4 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 5/8/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25000		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.23297		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01 Address Mariner House, Pepys Street, London UK Postcode EC3N 4DA	Class of shares allotted ORDINARY	Number allotted 25000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 5/8/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	50000		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	10 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Appleby Trust (Jersey) Limited	Class of shares allotted	Number allotted
Address: PO Box 207, 13-14 Esplanade	ORDINARY	50000
St Helier, Jersey		
UK Postcode J E 1 1 B D		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 5/8/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3900		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05518		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address: Mariner House, Pepys Street,	ORDINARY	3900
London		
UK Postcode E C 3 N 4 D A		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 5/8/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc

The Lawn, 22-30 Old Bath Road

Newbury, Berkshire, RG14 1QN Tel 01635 565353

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	05134647
Company name in full	Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 4	0 7	2 0 0 8			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	525		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05506		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street, London	ORDINARY	525
UK Postcode EC3N 4DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 5/8/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 05134647

Company name in full Micro Focus International plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	07	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	525		
Nominal value of each share	10 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	0.05518		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC Global Custody Nominee/UK/Limited A/c 813259 Part ID BH01	Class of shares allotted	Number allotted
Address Mariner House, Pepys Street,	ORDINARY	525
London		
UK Postcode EC3N 4DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 5/8/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennie Hyde, Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire, RG14 1QN Tel 01635 565353
DX number DX exchange

Form of proxy – Micro Focus International plc
Annual General Meeting – 25 September 2008

MICRO FOCUS®

Please read the notes and instructions below and opposite before completing this form.

VOTING ID **TASK ID** **SHAREHOLDER REFERENCE NUMBER**

I/We hereby appoint the Chairman of the meeting, or *(please refer to Explanatory note 3)*

as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement* at the AGM of Micro Focus International plc to be held on 25 September 2008 and at any adjournment of it.

* *For the appointment of more than one proxy, please refer to Explanatory note 4.*

☐ Please tick here to indicate that this is one of multiple instructions being given.

Ordinary resolutions	*For*	*Against*	*Vote withheld*
1 To receive the report of the directors and the financial statements for the year ended 30 April 2008			
2 To approve a final dividend of 9.4 cents per ordinary share			
3 To approve the remuneration report of the directors for the year ended 30 April 2008			
4 To re-elect Prescott Ashe as a director			
5 To approve the re-appointment of PricewaterhouseCoopers LLP as auditors			
6 To authorise the audit committee to determine the remuneration of the auditors			
7 To renew the authority to the directors to allot ordinary shares			
Special resolutions			
8 To renew the authority to the directors to allot ordinary shares without first offering them to existing shareholders			
9 To authorise the Company to purchase its own shares			
10 To adopt new Articles of Association			

Please indicate with an "X" in the appropriate boxes how you wish the proxy to vote.

Signature Date

The proxy is to vote as instructed in respect of the resolutions specified above. In the absence of instructions the proxy may vote or abstain as he or she thinks fit on the resolutions specified above and, unless instructed otherwise, on any other business (including amendments to resolutions) which may come before the meeting.

Any alterations to this proxy form should be initialled.

If you complete and return the proxy form this will not prevent you from attending in person and voting at the meeting should you subsequently decide to do so.

Please return this proxy form. When you have completed and signed this form, please detach and return it to the address on the back. Postage has been paid.

To be valid the proxy form must be received no later than 3pm UK time, 23 September 2008.

MICRO FOCUS®

Admission card

Annual General Meeting ("AGM") of Micro Focus International plc to be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN on 25 September 2008 at 3pm.

If you attend the AGM, please complete this admission card where indicated and hand it in at the registration desk. It will help you gain admission to the meeting.

Name(s) ____________________

Signature(s) ____________________ Date ____________ 2008

Explanatory Notes:

1 If you intend to come to the AGM please complete and return the *attendance card* and bring this *admission card* with you to the meeting.

2 Only holders of ordinary shares, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM. A member so entitled may appoint (a) proxy(ies), who need not be (a) shareholder(s), to attend, speak and vote on his/her behalf.

3 If you wish to appoint someone other than the Chairman of the AGM as your proxy, please insert his/her name in the space provided and delete "the Chairman of the meeting or".

4 To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Company's Registrar, Equiniti on 0871 384 2734 or you may copy this form. Please indicate in the box next to the proxy holder's name the number of shares in relation to which he/she is authorised to act as your proxy. Please also indicate by ticking the additional box provided if the proxy instruction is one of a number of separate instructions being given. All forms must be signed and should be returned together.

5 The "Vote Withheld" option on the proxy form is provided to enable you to abstain on any particular resolution. However, a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes "For" and "Against" a resolution.

6 If the proxy form is signed by someone else on your behalf, their authority to sign must be returned with the proxy form. In the case of a joint holding, any holder may sign. If the shareholder is a corporation, the form must be executed under its common seal or signed by an officer, attorney or other person duly authorised by the corporation.

7 To be entitled to vote at the meeting (and for the purpose of determining the number of votes you may cast), you must be entered on the Company's Register of Members as at 6pm (UK time) on 23 September 2008 or, if the meeting is adjourned, you must be entered on the Company's Register of Members no later than 6pm (UK time) two days prior to the adjourned meeting.

8 To be valid the proxy form must reach the Company's Registrar, Equiniti, by no later than 3pm on 23 September 2008 or if the AGM is adjourned, 48 hours before the time for holding the adjourned AGM. Lodgement of a proxy form does not prevent a member from attending and voting at the AGM in person.

9 Electronic Proxy Appointment ("EPA") is available for this AGM. To use this facility please visit www.sharevote.co.uk where details of the procedure are shown. The voting ID, Task ID and Shareholder Reference Number shown above will be required to complete the procedure. EPA will not be valid if received after 3pm on 23 September 2008 and will not be accepted if found to contain a computer virus.

10 The CREST electronic proxy appointment service is available for this AGM. To use this service CREST members should transmit a CREST proxy instruction, using the procedures described in the CREST manual, so as to reach the Company's Registrar, Equiniti, (CREST participant ID RA19) by no later than 3pm on 23 September 2008.

11 Full details of the resolutions to be proposed at the AGM, with explanatory notes, are set out in the Notice of Annual General Meeting enclosed with this card.

AGM of Micro Focus International plc to be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN on 25 September 2008 at 3pm.

Directions to Micro Focus: From the M4 junction 13, follow the A34 (Newbury bypass) to the Bath Road Junction for Hungerford and Speen – Follow signs for Newbury A4 – Turn right just past the Starting Gate Pub (on left) into Old Bath Road – Micro Focus is located on the left-hand side, approximately ¼ mile along. Northbrook Street is pedestrianised from 10am till 6pm weekdays.

From South: As below A4 exit A34.

Public Transport: A short taxi ride from rail and bus stations.

Telephone: +44 (0) 1635 32646



A4 Western Avenue
The Lawn
Old Bath Road
Oxford Road
London Road
Shaw Road
Pedestrian 10am - 6pm
West Street
Northbrook Street
A34 Ring Road
Ampere Road
Faraday Road
Distribution Centre
Bear Lane
Mill Lane
Kings Road
Cheap Street
Bartholomew Street
Station Road
Northcroft Lane
Newbury

Name
Address line 1
Address line 2
Address line 3
Address line 4
Address line 5

2

BUSINESS REPLY SERVICE
LICENCE NO. SEA 10846

Equiniti
Aspect House
Spencer Road
Lancing
BN99 6ZL
United Kingdom

Micro Focus International plc
Notice of Annual General Meeting

This document is important and requires your immediate attention. Shareholders who are in any doubt as to what action to take should consult their stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Micro Focus International plc (the "Company"), please pass this document and the accompanying proxy form to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

A proxy form for the Annual General Meeting (the "AGM") is enclosed and, to be valid, should be completed, signed and returned so as to reach Equiniti, the Company's Registrar, by no later than 3pm on 23 September 2008. Completion and return of the proxy form will not prevent you from attending and voting at the AGM in person, should you so wish.

Electronic Proxy Appointment is available for this AGM. This facility enables shareholders to lodge their proxy appointment by electronic means on a website provided by our Registrar, Equiniti, via [www.sharevote.co.uk] or, for those who hold their shares in CREST, through the CREST electronic proxy appointment service. Further details are set out in the notes to the proxy form.

At the AGM itself, the votes will be taken by poll rather than on a show of hands. The final result is more democratic as the proxy results are added to the votes of shareholders present who vote all their shares (rather than, in the case of a show of hands, one vote per person). The results of the polls will be announced to the London Stock Exchange and will appear on the Company's website www.microfocus.com.

Notice is hereby given that the 2008 AGM of the Company will be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, on 25 September 2008 at 3pm for the transaction of the following business of which resolutions 1 to 7 will be proposed as ordinary resolutions and resolutions 8 to 10 as special resolutions:

1 To receive the report of the directors and the financial statements for the year ended 30 April 2008.

2 That the final dividend recommended by the directors of 9.4 cents per ordinary share for the year ended 30 April 2008 be declared payable on the ordinary shares of the Company to all members whose names appeared on the Register of Members on 5 September 2008.

3 To approve the remuneration report of the directors for the year ended 30 April 2008.

4 That Prescott Ashe, a director, retiring voluntarily and offering himself for re-election, be and is hereby re-elected as a director of the Company.

5 To re-appoint PricewaterhouseCoopers LLP as auditors of the Company until the next AGM.

6 To authorise the audit committee to determine the remuneration of the auditors.

7 That the authority conferred on the directors by Article 9.2 of the Company's Articles of Association be renewed, and for this purpose:

7.1 the Section 80 amount be £6,685,464; and

7.2 the prescribed period be the period ending on the date of the AGM in 2009 or on 1 November 2009, whichever is earlier.

8 That, subject to the passing of resolution 7 the authority conferred on the directors by Article 9.3 of the Company's Articles of Association be renewed for the prescribed period specified in resolution 7.2 and for such period the Section 89 amount be £1,002,820 with such amount including the sale of ordinary shares held in treasury.

9 That, subject to, and in accordance with, the Company's Articles of Association, the Company be generally and unconditionally authorised for the purposes of Section 166 of the 1985 Act to make market purchases (as defined in Section 163(3) of the 1985 Act) of ordinary shares in the capital of the Company provided that:

9.1 the maximum aggregate number of ordinary shares hereby authorised to be acquired is 20,056,391;

9.2 the minimum price which may be paid for an ordinary share is 10 pence;

9.3 the maximum price (excluding expenses) which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotation as derived from the Official List of the Financial Services Authority for the five business days immediately preceding the day on which such share is contracted to be purchased;

9.4 the authority hereby conferred shall expire at the conclusion of the AGM of the Company held in 2009, or on 1 November 2009, whichever is the earlier (except in relation to the purchase of ordinary shares the contract for which will be concluded before such date and which is executed wholly or partially after such date);

9.5 the Company may make any purchase of its ordinary shares pursuant to a contract concluded before the authority hereby conferred expires and which will or may be executed wholly or partly after the expiry of such authority; and

9.6 all shares purchased pursuant to the said authority shall either: (i) be cancelled immediately on completion of the purchase; or (ii) held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 1985 Act.

10 That with effect from 00.01am on 1 October 2008, the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

The board believes the resolutions are in the best interests of shareholders as a whole and recommends that shareholders vote in favour of each resolution as each director intends to do in respect of his own benefical holding.

By order of the board

Jane Smithard *Company Secretary*

Registered in England Number: 05134647

Registered office
Micro Focus International plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
United Kingdom

31 July 2008

Notes:

1 A shareholder is entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the AGM. A shareholder may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. A proxy form which may be used to make such appointment and give proxy instructions accompanies this Notice. In order to be valid an appointment of proxy must be returned by post, by courier or by hand to the Company's Registrars, Equiniti Aspect House, Spencer Road, Lancing, West Sussex BN99 6ZL, United Kingdom, and must be received not less than 48 hours before the time specified for the AGM. Appointment of a proxy does not preclude a shareholder from attending the AGM and voting in person. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact the Company's Registrars, Equiniti, on 0871 384 2734.

2 Any person to whom this Notice is sent who is a person nominated under section 146 of the 2006 Act to enjoy information rights (a "Nominated Person") may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

3 In order to facilitate voting by corporate representatives at the AGM, arrangements will be put in place at the AGM so that (i) if a corporate shareholder has appointed the Chairman of the AGM as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the AGM, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the AGM but the corporate shareholder has not appointed the Chairman of the AGM as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the Chairman is being appointed as described in (i) above.

4 The statement of the rights of shareholders in relation to the appointment of proxies in paragraph 1 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

5 The Company, pursuant to the Uncertificated Securities Regulations 2001, specifies that only those shareholders on the Register of Members as at 6pm on 23 September 2008 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their names at that time. Changes to entries on the ordinary register after 6pm on Tuesday 23 September 2008 shall be disregarded in determining the right of any person to attend or vote at the AGM.

6 As at 30 July 2008 (being the last business day prior to the publication of this Notice) the Company's issued share capital consists of 200,563,906 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 30 July 2008 are 200,563,906.

7 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for this AGM by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order to be valid, the appropriate CREST Proxy Instruction must be transmitted so as to be received by the Company's agent (ID RA19) by 3pm on 23 September 2008.

Notes continued:

8 If any shares have been sold or transferred by the addressee, this notice and any other relevant documents should be passed to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

9 Copies of the executive directors' service contracts and non-executive directors' letters of appointment with the Company, will be available for inspection at the registered office of the Company during usual business hours (Saturdays, Sundays and public holidays excepted) from the date of this notice until the date of the AGM and also at the place of the AGM for at least 15 minutes prior to, and until the conclusion of the AGM. A copy of the Company's Articles of Association, marked to show details of the changes proposed by Resolution 10, will also be available for inspection at the Company's Registered Office at the same times and, in addition, at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ, from the date of this Notice until the conclusion of the AGM and also at the place of the AGM for at least 15 minutes prior to, and until the conclusion of, the AGM.

Explanatory notes

The purpose of each of the resolutions proposed at the AGM is as follows:

Resolution 1 – Financial statements

The first item of business is the requirement for shareholders to receive the financial statements for the financial year which ended on 30 April 2008, together with the reports of the directors and the auditors.

Resolution 2 – Final dividend

This resolution seeks shareholder approval of the final ordinary dividend recommended by the directors. The directors are proposing a final dividend of 9.4 cents per ordinary share. An interim dividend of 3.6 cents per ordinary share was paid in January 2008, making a total dividend for the year of 13 cents per ordinary share. If approved, the dividend will be paid on 29 September 2008 to shareholders on the ordinary register as of 5 September 2008. Dividends will be paid in sterling based on an exchange rate of 1.99US$/£, equivalent to 4.72 pence per share, being the rate applicable on 26 June 2008, the date of recommendation of the dividend by the board.

Resolution 3 – Remuneration report

In accordance with the Directors' Remuneration Report Regulations 2002, the board submits the remuneration report to a vote of shareholders. In accordance with the Regulations, the approval of the remuneration report is proposed as an ordinary resolution.

Resolution 4 – Retirement and re-election of director

Under the Articles of Association of the Company, all directors are required to retire and submit themselves for election at the first AGM following their appointment and every three years following their election or re-election. Accordingly Prescott Ashe has resolved to retire voluntarily and submit himself for re-election by the shareholders. Biographical details of the director recommended for re-election are set out in the Company's annual report.

Resolutions 5 and 6 – Auditors

The Company is required to appoint auditors at each AGM at which accounts are presented, to hold office until the end of the next AGM. Resolution 5, which is recommended by the audit committee, proposes the re-appointment of the Company's existing auditors, PricewaterhouseCoopers LLP. Resolution 6 follows best practice in corporate governance by separately seeking authority for the audit committee to determine their remuneration.

Resolution 7 – Authority to allot shares

Under Section 80 of the 1985 Act, the directors are, with certain exceptions, unable to allot relevant securities (as that term is defined in the 1985 Act, and which includes the Company's ordinary shares) without the authority of the shareholders in general meeting.

This resolution authorises the directors to allot up to 66,854,635 ordinary shares for the period ending on the date of the Company's AGM in 2009 or 1 November 2009, whichever is the earlier. This authority represents approximately one-third of the ordinary share capital in issue as at the last business day prior to the publication of this Notice, and complies with guidelines issued by investor bodies. The directors have no immediate plans to make use of this authority, other than to fulfill the Company's obligations under its employee share plans.

In previous years a number of resolutions have been proposed which, if passed, would remain in force for a maximum of 15 months from the date of the AGM. The 2006 Act has reduced the maximum time allowed between AGMs for listed companies, which must now take place no later than six months after the Accounting Reference Date ("ARD") of the Company. The Company's ARD is 30 April and therefore the authorities to be given in Resolutions 7, 8, and 9 will, if passed, expire on 1 November 2009.

Resolution 8 – Disapplication of pre-emption rights

Section 89 of the 1985 Act imposes restrictions on the issue of equity securities (as that term is defined in the 1985 Act, which includes the Company's ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company's Articles of Association allow shareholders to authorise directors to allot (a) relevant securities generally up to an amount, and for such period ending on the date of the Company's AGM in 2009 or 1 November 2009, whichever is the earlier, and (b) equity securities for cash other than in connection with a rights issue up to an amount specified by the shareholders and free of the restriction in Section 89. In accordance with guidelines issued by investor bodies, the amount of equity securities to be issued for cash other than in connection with a rights issue is restricted to 5% of the existing issued ordinary share capital.

Resolution 8 is conditional on resolution 7 having been passed and will be proposed as a special resolution. It authorises the directors to allot up to 10,028,195 ordinary shares for cash without first being required to offer them to existing shareholders for the period ending on the date of the Company's AGM in 2009 or 1 November 2009, whichever is the earlier. This authority shall also include the sale by the Company of any ordinary shares held in treasury. This authority represents approximately 5% of the ordinary share capital in issue as at the date of the notice, and complies with guidelines issued by investor bodies. The directors have no immediate plans to make use of this authority, other than to fulfill the Company's obligations under its employee share plans.

Resolution 9 – Approval of market purchases of ordinary shares
In certain circumstances, it may be advantageous for the Company to purchase its own shares. The directors have no present intention of making such purchases but believe it is prudent to have this authority so as to be able to act at short notice if circumstances change. The authority would however only be exercised if the directors believe that to do so would result in an increase in earnings per share and would be in the best interests of shareholders generally. Resolution 9, which will be proposed as a special resolution, approves the purchase of up to 20,056,391 ordinary shares at a price not exceeding 105% of the average of the middle market quotation for such shares as derived from the Official List of the Financial Services Authority for the five business days immediately preceding the day on which such shares are contracted to be purchased. The resolution also specifies the minimum price at which such shares may be bought. When shares are purchased by the Company, they are held in treasury in accordance with Section 162(A) of the 1985 Act. No dividends are paid on, and no voting rights attach to, treasury shares. The number of shares that may be held in treasury in accordance with Section 162(B) of the 1985 Act is limited to 10% of the issued share capital of the Company. To the extent the number of shares purchased exceeds this limit, the shares over the limit will be cancelled. At the last practicable date prior to the publication of this notice the total number of options to subscribe for equity shares that were outstanding were 7,990,628 representing 4.0% of the issued share capital and 4.4% of the issued share capital if the full authority to buy back shares (existing and being sought) is used.

Resolution 10 – Adoption of new Articles of Association
It is proposed in resolution 10 to adopt new articles of association (the "New Articles") in order to update the Company's current articles of association (the "Current Articles") primarily to take account of changes in English company law brought about by the 2006 Act. The Company is also proposing changes to its Current Articles to incorporate dispute resolution provisions all as detailed in the appendix.

The principal changes introduced in the New Articles are summarised in the appendix. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely reflect changes made by the 2006 Act have not been noted in the appendix. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 4 of this document.

Appendix to the Notice of AGM

The Companies Act 2006 (the "2006 Act"), which is making a number of significant changes to English company law, is being implemented in phases. Certain changes took effect from 1 October 2007, and further changes will be introduced with effect from 1 October 2008. These changes are reflected in the Articles of Association produced to the AGM.

The full terms of the proposed amendments to the Articles are available for inspection at the Registered Office of the Company and at Linklaters LLP, One Silk Street, London EC2Y 8HQ, during usual business hours (Saturdays, Sundays and public holidays excepted), until the close of the AGM on 25 September 2008 and, on that day, at the place of the AGM from at least 15 minutes prior to the AGM until its conclusion. A summary of all the main proposed amendments to the Articles of Association is presented below. References in this Appendix to one gender include both genders.

1 General

The proposed amendments to the Articles of Association reflect (i) changes in the law, now in force, following certain provisions of the 2006 Act coming into effect, and (ii) changes in the law under the 2006 Act that will come into force on 1 October 2008. Certain definitions and expressions used throughout the Articles are being changed to align them with definitions used in the 2006 Act.

2 Articles of Association with duplicate statutory provisions

There are currently some provisions in the existing Articles of Association which are directly affected by the provisions contained in the 2006 Act. These are being amended to bring them into line with the 2006 Act. The main changes being made are detailed in 3 to 10 below.

3 Form of resolution (Article 2)

Existing Article 2 provides that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective. This provision (and any other reference to an extraordinary resolution) is being amended as the concept of an extraordinary resolution has been removed under the 2006 Act. Under the Companies Act 1985 (the "1985 Act"), the main difference between a special resolution and an extraordinary resolution was that a meeting at which an extraordinary resolution was to be proposed, required only 14 days' notice. The shortening of the notice period required for special resolutions (as outlined in 5 below) makes the concept of an extraordinary resolution redundant.

4 Registration of share transfers (Article 35)

The existing Articles of Association state that following any refusal by the directors to register a transfer of shares, notice must be given to the applicant within two months of the transfer being lodged (in the case of certificated shares) or the date on which the instruction was received by or on behalf of the Company (in the case of uncertificated shares). The 2006 Act makes it clear that such a notice must include the reasons for the refusal to transfer the shares and that this notice should be given as soon as possible (and in any case within two months).

Changes are included in the Articles of Association to reflect these new provisions.

5 Annual and Extraordinary General Meetings (Articles 44 to 46)

The provisions in the Articles of Association dealing with the convening of general meetings and the length of notice required to convene general meetings are being amended to conform to the new provisions in the 2006 Act. In particular, a general meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

6 Chairman's casting vote (Article 60)

The definition of an ordinary resolution in the 2006 Act is new and refers to a resolution "of the members" being passed by a simple majority. This would appear to exclude the possibility that the Chairman of the meeting might be able to have a casting vote in his capacity as such. As, therefore, the likelihood of the Chairman's casting vote being needed is, by virtue of this new definition, remote, the provision is being removed from the Articles of Association.

7 Proxies (Article 64)

Under the 2006 Act, a proxy is now entitled to exercise the rights to attend and to speak and vote at a meeting of the Company, whether on a show of hands or on a poll. Furthermore, shareholders may appoint several different proxies, provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. Each proxy is entitled to one vote on a show of hands. In addition, the time limits for the appointment or termination of a proxy appointment have been altered by the 2006 Act so that the Articles cannot now provide that a proxy should be received more than 48 hours before the AGM or adjourned AGM or, in the case of a poll taken more than 48 hours after it was demanded, more than 24 hours before the time for the taking of a poll. Weekends and bank holidays are permitted to be excluded for this purpose.

Changes are included in the Articles of Association to reflect these new provisions.

8 Re-election and retirement of directors (Articles 78)
The Articles of Association contain provisions which need to be removed (i) as a result of the coming into force of The Employment Equality (Age) Regulations 2006, and (ii) to align them with the 2006 Act, which has repealed the corresponding provisions in the 1985 Act.

9 Conflicts of interest and authorisation of directors' interests (Articles 93 to 95)
The 2006 Act codifies directors' duties, including those in respect of directors' conflicts of interests.

The 2006 Act allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the Articles of Association contain a provision to this effect. The 2006 Act also allows the Articles of Association to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. This change to the Articles of Association would give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when the directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision and secondly, in taking the decision, the directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

Generally, and with exceptions, as set out in the 2006 Act, a director shall not be entitled to vote on any contract, proposed transaction or arrangement in which he or a person connected with him is interested. Directors continue to have a duty to disclose the nature and extent of any matter in which they are directly or indirectly interested.

It is also proposed that the Articles of Association should contain provisions relating to confidential information, attendance at board meetings and availability of board papers, to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors.

It is the board's intention to report annually on the Company's procedures for ensuring that the board's powers of authorisation of conflicts are operated effectively and that the procedures have been followed.

The changes being proposed mean that the Articles of Association will be consistent with the 2006 Act, providing the directors with appropriate flexibility in the conduct of business on behalf of the Company, whilst safeguarding the interests of the Company.

10 Directors' liabilities and indemnities (Articles 137 to 139)
The 2006 Act has widened the scope of powers of the Company to indemnify directors and to fund expenditure incurred in connection with certain actions against directors. In addition, whilst the existing Articles of Association allow the Company to provide money for the purpose of funding a director's defence in court proceedings, the 2006 Act also allows the Company to provide money for the purpose of funding a director's defence in regulatory proceedings and applies to associated companies.

An amendment to Article 139 has been proposed to clarify that defence funding is available only to meet expenditure incurred by that director or Secretary (or former director or Secretary) whilst defending civil or criminal proceedings in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the Company or an associated company of the Company. This is narrower than the wording under the 1985 Act, which in theory applied to any civil or criminal proceedings, whether or not they related to the Company.

Changes are included in the Articles of Association to reflect these new provisions.

END